SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Perspecta Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

715347100
(CUSIP Number)

Ramzi M. Musallam
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 32nd Floor
New York, NY 10019

Copy to:

Richard A. Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715347100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON The SI Organization Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,877,244 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%*
14	TYPE OF REPORTING PERSON CO

*	All percentages of Common Stock (as defined below) contained herein are based on 160,963,698 shares of Common Stock outstanding as of October 30, 2020.

CUSIP No. 715347100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON The Veritas Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,877,244 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 715347100	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Veritas Capital Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,877,244 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 715347100	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Ramzi M. Musallam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,273,341 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,273,341 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,273,341 SEE ITEM 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 715347100	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 2 to the Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018 (the “Original 13D”) and Amendment No. 1 to the Original 13D, filed with the SEC on January 6, 2021, (“Amendment No. 1,” and together with the Original 13D and this Amendment No. 2, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Perspecta Inc., a Nevada corporation (the “Company”).

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 27, 2021, Jaguar ParentCo Inc. (“Newco”) and Jaguar Merger Sub Inc., a wholly owned subsidiary of Newco (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Newco.  Newco and Merger Sub were formed by affiliates of  The Veritas Capital Fund V, L.P. (“Fund V”), The Veritas Capital Fund VII, L.P. (“Fund VII”), Peraton Holding Corp. (“Peraton Holding”), Peraton Corp. (“Peraton Corp.”) and Peraton Inc. (together with Peraton Holding and Peraton Corp., collectively, “Peraton”).  Ramzi M. Musallam is the managing partner of each of Veritas Capital Partners V, L.L.C. and Veritas Capital Partners VII, L.L.C., which are the general partners of Fund V and Fund VII, respectively.  Peraton is a portfolio company of Veritas Capital Management.

At the Effective Time, each share of Common Stock (“Shares”) issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive from Newco cash in an amount equal to $29.35, without interest thereon (the “Merger Consideration”), and when so converted will cease to be outstanding and will automatically be canceled and extinguished and cease to exist.  Consummation of the Merger is subject to customary closing conditions, including, without limitation, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by the Company’s stockholders.

Newco, Merger Sub and certain of their affiliates have obtained equity and debt financing commitments to fund (together with cash on hand of the Company) the Merger Consideration pursuant to (a) a commitment letter (the “Equity Commitment Letter”) from Fund VII to Newco of up to $2,470,206,148 in the aggregate, (b) a debt commitment letter from JPMorgan Chase Bank, N.A. (“JPM”) to Merger Sub providing commitments for up to $4,825,000,000 in the aggregate in term loans (the “Holdco Debt Commitment Letter”) and (c) a debt commitment letter from JPM to Peraton providing commitments for up to $5,315,000,000 in in the aggregate in a combination of secured term loans, secured revolving commitments and secured bridge loans (the “Opco Debt Commitment Letter”).

If the Merger is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, the delisting of the Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination from registration pursuant to Section 12(b) of the Act.

CUSIP No. 715347100	SCHEDULE 13D/A	Page 7 of 8 Pages

The foregoing description of the Merger Agreement, the Equity Commitment Letter, the Debt Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of each of the Merger Agreement, the Equity Commitment Letter, the Holdco Debt Commitment Letter and the Opco Debt Commitment Letter, which are attached as Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7 respectively, and are incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.4	Merger Agreement (incorporated herein by referenced to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed January 27, 2021).

Exhibit 99.5	Equity Commitment Letter.

Exhibit 99.6	Holdco Debt Commitment Letter.

Exhibit 99.7	Opco Debt Commitment Letter.

CUSIP No. 715347100	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 27, 2021

THE SI ORGANIZATION HOLDINGS LLC
By:	The Veritas Capital Fund IV, L.P., acting as the Majority of Members

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Authorized Signatory

THE VERITAS CAPITAL FUND IV, L.P.
By:	Veritas Capital Partners IV, L.L.C., its General Partner

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

VERITAS CAPITAL PARTNERS IV, L.C.C.

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

RAMZI M. MUSALLAM

By:	/s/ Ramzi M. Musallam